UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Registrant’s name)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Bao’an District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: July 13, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer

Nam Tai Property Inc. Announces RMB 740 Million in Onshore Financing, Anchored by 15-Year RMB 700 Million Inno Park Refinancing at 3.5% Fixed Rate

Long-Term Debt Restructuring Expected to Lower Cost of Capital, Extend Maturity Profile, and Strengthen Per-Share Value

Shenzhen, China - July 13, 2026 - Nam Tai Property Inc. (OTC Pink: NTPIF) (the “Company”, collectively with the Company’s subsidiaries, the “Group” or “Nam Tai”) today announced two onshore financing transactions totaling RMB 740 million, materially strengthening the Company’s capital structure and long-term financial position. The transactions are led by a signed RMB 700 million, 15-year fixed asset loan from Ping An Bank Co., Ltd., Shenzhen Branch (“Ping An Bank”) for the Group’s Inno Park project, together with a closed RMB 40 million five-year non-revolving credit facility from Shenzhen Rural Commercial Bank Co., Ltd., Xixiang Branch (“Shenzhen Rural Commercial Bank”) for the Group’s Qianhai project. These facilities are intended to reduce financing costs, extend the Group’s debt maturity profile, preserve near-term cash flow flexibility, and support the Group’s long-term capital structure optimization strategy.

RMB 700 Million Long-Term Refinancing of Inno Park

Zastron Electronic (Shenzhen) Co., Ltd., a wholly owned subsidiary of the Company, has entered into an RMB 700.0 million long-term fixed asset loan facility with Ping An Bank for the Inno Park project on July 6, 2026. The facility is expected to be used to repay and replace the Group’s existing loan for the project with China CITIC Bank Corporation Limited (“China CITIC Bank”) and certain related company and shareholder loans, subject to customary drawdown conditions, including coordination with the existing lender, release of existing collateral, and completion of applicable collateral registration procedures.

Key features and strategic rationale of the new refinancing package include:

•
Increased Credit Facility: The new facility provides a total credit line of up to RMB 700.0 million, compared to the original loan’s initial principal amount of RMB 600.0 million from China CITIC Bank.
•
Lower Fixed Interest Rate: The new facility carries a fixed annual interest rate of 3.5%, representing an 80-basis-point reduction compared to the original China CITIC Bank loan rate of 4.3%.
•
Extended Maturity Profile: The refinancing resets the project’s long-term maturity profile with a 15-year loan tenor, providing greater stability for one of the Company’s core operating assets.
•
Improved Near-Term Cash Flow Flexibility: The repayment schedule is structured on an escalating semi-annual basis to preserve cash flow during the early years of the facility, with cumulative principal repayment of RMB 140.0 million, or 20% of the facility amount, during the first five years.

RMB 40 Million Credit Facility for Qianhai Project

Nam Tai Property Management (Shenzhen) Co., Ltd., a wholly owned subsidiary of the Company, has recently closed a five-year non-revolving credit facility agreement for an aggregate principal amount of RMB 40.0 million with Shenzhen Rural Commercial Bank. The facility carries a fixed annual interest rate of 3.6% and has a five-year maturity.

Capital secured under this facility will be used to support permitted corporate and project-level capital requirements, including park management, property maintenance, greening facilities and other approved working capital needs. The Qianhai Property comprises high-floor office space covering a gross floor area of approximately 1,207 square meters within Bao’an District, Shenzhen, and currently serves as the Company’s principal corporate office.

Chief Executive Officer Commentary

Bo Hu, Chief Executive Officer and board member of Nam Tai, commented:

“Securing long-term onshore refinancing of this scale in the current Chinese real estate environment is a notable achievement. We believe the RMB 700 million Inno Park refinancing reflects the quality of Nam Tai's asset base and the execution capability of our team in these challenging market conditions.

The fixed annual interest rates on these facilities are highly attractive, which are below the prevailing yields on contemporaneous U.S. Treasury securities at the time of approval. More importantly, the refinancing is expected to extend our maturity profile, lower our cost of capital, and preserve near-term cash flow flexibility. We remain disciplined in our long-term commitment to capital allocation, focused on reducing financial risk, preserving cash flow, and building a capital structure that supports the full, long-term potential of our portfolio, and sustained value creation for our shareholders.”

About Nam Tai Property Inc.

Nam Tai Property Inc., a company incorporated in the British Virgin Islands (“BVI”) and governed by BVI law, owns certain subsidiaries that own and operate commercial real estate projects in the People’s Republic of China. Those subsidiaries currently maintain three industrial complex projects, with one in Guangming, Shenzhen and two in Bao’an, Shenzhen, and one for-sale residential property located in Machong, Dongguan. Learn more about the Company and its portfolio of properties by emailing the Company’s investor relations team or visiting https://www.namtai.com/.

Forward-Looking Statements

The Company may from time to time make written or oral “forward-looking statements,” including statements contained in this report and in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These

forward-looking statements include statements with respect to the Group’s beliefs, plans, objectives, goals, expectations, anticipations, prospects, estimates, intentions, as well as other statements regarding matters that are not historical fact, and are subject to significant risks and uncertainties and may change based on various factors, many of which are beyond the Group’s control. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied in such forward-looking statements. These factors include, but are not limited to, risks related to the Group’s currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Group’s debt instruments and the timing thereof, the Group’s ability to refinance and repay certain debt, its ability to optimally deploy capital, its ability to stay compliant with contractual conditions, covenants and obligations, the Group’s ability to sell certain assets, construction and development challenges or setbacks, the Group’s ability to hire and retain construction contractors and subcontractors, the Group’s ability to obtain materials and supplies necessary for construction of various projects, unforeseen issues relating to construction, including environmental, weather, catastrophe or other issues, the Group’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset-light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, geopolitical risks and international conflicts, anticipated savings or uses of funding from refinancings, changes in general economic conditions, conditions in China’s real estate and credit markets, changes in applicable laws, rules, regulations and government policies, and other factors detailed from time to time in the Company’s filings with the SEC. The words “may,” “could,” “should,” “would,” “will,” “believe,” “hope,” “anticipate,” “estimate,” “target,” “expect,” “project,” “intend,” “plan,” “potential,” “seek,” “continue,” “outlook,” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based, except as may be required by applicable law or regulations.